Exhibit 99.1

Pembina & Veresen Announce Common Shareholder Consideration Election Results

CALGARY, Sept. 22, 2017 /CNW/ - Pembina Pipeline Corporation (TSX: PPL; NYSE: PBA) ("Pembina") and Veresen Inc. (TSX: VSN) ("Veresen") have announced the results of elections by Veresen common shareholders ("Shareholders") to receive either Pembina common shares or cash pursuant to the previously announced plan of arrangement (the "Arrangement").

Based on elections received and applicable pro rationing, each Shareholder who elected cash will receive (i) cash in an amount equal to approximately $6.4314, and (ii) approximately 0.2809 of a Pembina common share, in each case multiplied by the number of Veresen common shares held by such shareholder. Shareholders who elected Pembina common shares or did not make an election will not be subject to pro-rationing and will receive 0.4287 of a Pembina common share for each Veresen common share held. No fractional Pembina shares will be issued pursuant to the Arrangement and therefore the consideration received by any individual shareholder may be subject to adjustment according to the provisions for rounding described in the management information circular of Veresen dated June 5, 2017. Based on the pro rationing described herein, total consideration for the acquisition of Veresen common shares shall consist of approximately $1.5225 billion in cash and approximately 99.466 million common shares of Pembina. Receipt of any consideration by Shareholders remains subject to the closing of the Arrangement, which, in turn, remains subject to approval under the Competition Act (Canada).

About Pembina

Calgary-based Pembina is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under the symbols PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

About Veresen

Veresen is a publicly-traded dividend paying corporation based in Calgary, Alberta that owns and operates energy infrastructure assets across North America. Veresen is engaged in two principal businesses: a pipeline transportation business comprised of interests in the Alliance Pipeline, the Ruby Pipeline and the Alberta Ethane Gathering System, and a midstream business which includes a partnership interest in Veresen Midstream Limited Partnership which owns assets in western Canada, and an ownership interest in Aux Sable, which owns a world-class natural gas liquids (NGL) extraction facility near Chicago, and other natural gas and NGL processing energy infrastructure. Veresen is also developing Jordan Cove LNG, a 7.8 million tonne per annum natural gas liquefaction facility proposed to be constructed in Coos Bay, Oregon, and the associated Pacific Connector Gas Pipeline. Veresen's Common Shares, Cumulative Redeemable Preferred Shares, Series A, Cumulative Redeemable Preferred Shares, Series C, and Cumulative Redeemable Preferred Shares, Series E trade on the Toronto Stock Exchange under the symbols, respectively. For further information, please visit www.vereseninc.com.

Forward-looking Information

Certain information contained in this news release constitutes forward-looking information under applicable securities laws, including the expected closing of the Arrangement. The forward-looking information provided in this news release is based upon a number of material factors and assumptions that management of Veresen and Pembina has made in respect thereof as of the date of this news release, including, without limitation, the ability of Pembina and Veresen to complete the Arrangement as expected and on the expected timeline. Although management of Veresen and Pembina believes that the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct.  Forward-looking information is subject to a number of risks and other factors that could cause actual results and events to vary materially from that anticipated by such forward-looking information, including, but not limited to, the failure of the parties to complete the Arrangement, and certain other risks detailed from time to time in Pembina's and Veresen's public disclosure documents including, among other things, those detailed under "Risk Factors" in Pembina's and Veresen's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com under Pembina's and Veresen's respective profiles. Readers are also urged to consult the disclosure provided under the heading "Risk Factors" in Veresen's management information circular dated June 5, 2017, which was filed on SEDAR under Veresen's profile, for further information respecting the risks and other factors applicable to the Arrangement and the completion thereof. Readers are cautioned that this list of risk factors is not exhaustive. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are independent and management's future course of action would depend on its assessment of all information at that time. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. Furthermore, the forward-looking statements contained herein are made as of the date hereof, and neither Pembina nor Veresen does undertake any obligation to update publicly or to revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable laws.

Any forward-looking information contained herein is expressly qualified by this cautionary statement.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/September2017/22/c5503.html

%CIK: 0001546066

For further information: Pembina Investor Inquires: Cam Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404; Veresen Investor Inquiries: Mark Chyc-Cies, Vice President, Corporate Planning & Investor Relations, (587) 480-3040; Pembina Media Inquiries: (403) 231-3148, media@pembina.com; Veresen Media Inquiries: Riley Hicks, Senior Analyst, Corporate Planning & Investor Relations, (587) 955-2731, riley.hicks@vereseninc.com

CO: Pembina Pipeline Corporation

CNW 17:30e 22-SEP-17